AMENDMENT No. 3
TO
INVESTMENT SUB-ADVISORY AGREEMENT
     This AMENDMENT NO. 3 to INVESTMENT SUB-ADVISORY AGREEMENT is dated as of August 1, 2008, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas Corporation (the “Adviser”), and T. ROWE PRICE ASSOCIATES, INC. (the “Sub-Adviser”).
WITNESSETH:
     WHEREAS, the Adviser and AIG Retirement Company I (the “Corporation”) have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Corporation, and pursuant to which the Adviser may delegate one or more of its duties to a sub-adviser pursuant to a written sub-advisory agreement; and
     WHEREAS, the Adviser and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated August 29, 2001, as amended from time to time (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain series (the “Funds”) of the Corporation, as listed on Schedule A of the Sub-Advisory Agreement;
     WHEREAS, the parties desire to amend the Sub-Advisory Agreement to reflect the addition of breakpoints to the sub-advisory fee rate payable to Sub-Adviser with respect to the Blue Chip Growth Fund.
     NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the parties hereto agree as follows:
     1. Schedule A Amendment. Schedule A shall be replaced in its entirety with the schedule attached to this Amendment. This Schedule A supersedes all prior Schedules A, including any and all fee waiver agreements.
     2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.
     3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Sub-Advisory Agreement shall remain unchanged and shall continue to be in full force and effect.
     4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Sub-Advisory Agreement.
     IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first written above.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY			T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Evelyn M. Curran		By:	/s/ Forrest Foss

	Name:	Evelyn M. Curran		Name:	Forrest Foss
	Title:	Senior Vice President		Title:	Vice President

SCHEDULE A
COVERED FUNDS
(Effective August 1, 2008)
SUB-ADVISER shall manage all or a portion of the assets of the following Funds and shall be compensated on such assets as follows:
Annual Fee
(based on average daily net asset value for each month and payable monthly)

Small Cap Fund	0.60% on the first $500 million 0.55% thereafter

Science & Technology Fund	0.60% on the first $500 million 0.55% thereafter

Health Sciences Fund	0.60% on the first $500 million 0.55% thereafter

Blue Chip Growth Fund	0.40% on the first $250 million 0.375% on the next $250 million 0.35% on assets above $500 million